Mail Stop 3561

February 18, 2008

Roger S. Penske
Chief Executive Officer
Penske Automotive Group, Inc.
2555 Telegraph Rd.
Bloomfield Hills, Michigan 48302

>   **Re: Penske Automotive Group, Inc.**
>   **Form 10-K and 10-K/A for Fiscal Year Ended December 31, 2007**
>   **Filed February 26, 2008**
>   **Proxy Statement on Schedule 14A**
>   **Filed March 11, 2008**
>   **Form 10-Q for Fiscal Quarter Ended**
>   **March 31, 2008, June 30, 2008 and September 30, 2008**
>   **Filed May 8, 2008, August 1, 2008 and November 11, 2008**
>   **File No. 001-12297**

Dear Mr. Penske:

        We have reviewed your response letter dated January 20, 2009 and have the
following comments. Please provide a written response to our comments. Please be as
detailed as necessary in your explanation. In some of our comments, we may ask you to
provide us with information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.   We note your response to comment number two from our letter dated December
        24, 2008. Please provide additional support regarding the following:

        • With respect to statement eight, please provide a source that supports that
          non-U.S. vehicle brands have gained market share in recent years. The
          support you have provided shows that U.S. vehicle brands have lost market
          share.

- With respect to statement 15, please provide us with the sales figures you refer to in your table.

- With respect to statement 19, please provide your basis that the $673 billion in revenues is primarily attributable to these approximately 21,800 light-vehicle dealerships since the documents you submitted do not explicitly state this fact. Also, you cite total revenues of approximately $675 billion, while the source you provide states $693 billion in total revenues. Please discuss why you cited $675 rather than $693 stated in the article and confirm which figure is correct.

- With respect to statement 21 we note that you rely upon vehicle registrations to determine that the U.K. and Germany account for 35% of new car sales in Europe. Since the documentation you provide discusses vehicle registrations rather than actual sales numbers, please clarify if these registrations may contain registrations of used vehicles and why vehicle registrations is a good indicator of new vehicle sales in the U.K. and Germany.

Also, we reissue comment two from our letter dated December 24, 2008 with respect to the following statements in your filing that you did not include in your previous response:

- "Though launched in the U.S. in 2008, more than 850,000 fortwo vehicles have previously been sold outside the U.S.," page 5, smart Distributorship

- "Sytner Group, our U.K. subsidiary, is one of the leading retailers of premium vehicles in the U.K.," Non-U.S. Operations, page 10, and

- The statement in the fourth paragraph on page 15 that states that there are over 50,000 independent used vehicle dealerships in the U.S.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

2.   We note your response to comment four from our letter dated December 24, 2008. Please elaborate upon how the costs of financing for your inventory will be impacted. We note your indication under "Outlook" that the cost of financing will increase, however, you do not indicate how these costs will increase and by what amount so that readers can better appreciate how this trend will impact you. In your mention of these increases under "Overview" you refer readers to the "increases in rate spreads" discussed in "Outlook" above, however, there is no detail regarding this cost increase in "Outlook." In an appropriate place in your discussion, please revise to discuss this trend in greater detail.

Critical Accounting Policies and Estimates, page 31

Impairment Testing, page 32

3.   We note your response to comment 5 from our letter dated December 24, 2008
        however we do not see where you have included a sensitivity analysis in your
        proposed disclosure. Please quantify the sensitivity of your estimates to change,
        based on other outcomes that are reasonably likely to occur and would have a
        material effect on your financial statements. For example, in order to evaluate the
        sensitivity of your fair value calculations on the impairment analysis, please
        consider disclosing the impact on your statement of income of a hypothetical
        10 percent decrease to the fair value of each reporting unit. Refer to Section V of
        our Release No. 33-8350.

Cash Flows, page 44

Cash Flows from Continuing Operating Activities, page 44

4.   We note your response to comment 9 from our letter dated December 24, 2008
        regarding your disclosure aggregating operating cash flows of floor plan notes
        payable trade with financing cash flows of non-trade floor plan notes payable.
        Please expand your disclosure to provide additional information similar to the
        content of your response.

Note 1. Organization and Summary of Significant Accounting Policies, page F-11

Revenue Recognition, page F-15

5.   We note your response to comment 16 from our letter dated December 24, 2008
        that you do not provide guarantees for service work you perform for customers or
        manufacturers. Please clarify as we would expect you to guarantee work
        performed for customers including warranty and extended service contract work
        performed on behalf of manufacturers such that you would remedy service work
        not successfully completed. For example, we would expect that if you repaired a
        transmission that was no longer under manufacturer warranty, you would
        guarantee the work you performed for at least a period of time afterwards. If your
        costs for performing this type of re-work and guarantee are not material, please
        advise us.

Note 16. Segment Information, page F-31

6.   We note your response to comment 19 from our letter dated December 24, 2008.
        Please revise your proposed disclosure to clarify the operating segments
        aggregated into one reportable segment. You state dealership operations included

Roger S. Penske
Penske Automotive Group, Inc.
February 18, 2009
Page 4

in the Retail segment have been aggregated into one reportable segment. Please revise to clarify if dealership operations refers to individual dealerships or, if true, that you have grouped individual dealerships into five geographic operating segments which are aggregated into the one reportable Retail Segment.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis ("CD&A"), page 11

IV. 2007 Compensation, page 15

President Compensation, page 17

7. We note your response to comment 25 from our letter dated December 24, 2008. Please advise if the board considered any other factors beyond Mr. Penske's prior meritorious service in vesting Mr. Penske, Jr.'s outstanding restrict stock award. If the board considered any additional factors when deciding whether to vest those awards, please discuss those factors. If the board did not consider any other factors, please state so and explain in greater detail exactly what constituted "prior meritorious service." Also, please advise if you have entered into a consulting agreement or severance agreement with Mr. Penske after his departure as you have done with prior departing executive officers and if so, please briefly disclose the material elements of the agreement.

Executive and Director Compensation, page 18

2007 Summary Compensation Table, page 18

8. We note your response to comment 26 from our letter dated December 24, 2008. We respectfully reissue our comment and request that you please disclose by way of percentage the amount of professional time Mr. Kurnick devotes solely to Penske Automotive Group or explain in greater detail how Mr. Kurnick's devotion of a "substantial portion" of his time to Penske Corporation impacts your compensation committee's considerations of his pay.

Outstanding Equity Awards at 2007 Year-End, page 20

9. We note your response to comment 28 from our letter dated December 24, 2008. Please briefly disclose if the options were awarded under a specific plan or agreement and if so, please disclose the name of that plan or agreement. If the options were not awarded under particular plan or agreement, please disclose the basis for the award.

Roger S. Penske
Penske Automotive Group, Inc.
February 18, 2009
Page 5

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact, Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 or in her absence Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director